March 23, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549-3628

Re:	Cellectis S.A. (the “Company”) – Request for Acceleration

Registration Statement on Form F-1 (File No. 333-202205)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as Representatives of the several underwriters of the Company’s proposed public offering of American Depositary Shares, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:00 p.m. Eastern Time on March 24, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 2,530 copies of the Company’s Preliminary Prospectus dated March 17, 2015 through the date hereof to underwriters, dealers, institutions and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours, MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED JEFFERIES LLC As Representatives of the several Underwriters By: MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
By:	/s/ Richard A. Diaz
Name:	Richard A. Diaz
Title:	Authorized Signatory

By: JEFFERIES LLC

By:	/s/ Dr. Gil Bar-Nahum
Name:	Dr. Gil Bar-Nahum
Title:	Managing Director

SIGNATURE PAGE TO ACCELERATION REQUEST